SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2008

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No      X

Stora Enso seeks to terminate registration of its securities under Section 12(g) of the US Securities Exchange Act of 1934 (the “Exchange Act”) and terminate its reporting obligations under Section 13(a) and Section 15(d) of the Exchange Act

HELSINKI, Finland – Stora Enso (OTC:SEOAY) today announced that Pursuant to the decision of Stora Enso’s Board of Directors on 7 December 2007 to delist Stora Enso’s American Depositary Receipts (ADRs) from the New York Stock Exchange and deregister and terminate its reporting obligations under the US Securities Exchange Act of 1934 (Exchange Act) for both its ADRs and its registered debt securities, on 7 January 2008 Stora Enso filed a Form 15F with the Securities and Exchange Commission (SEC) to deregister and terminate such reporting obligations. The deregistration and termination of reporting obligations is expected to take effect in April 2008.

In addition, on 19 December 2007 Stora Enso filed a Form 25 with the SEC, pursuant to which the last day of trading of Stora Enso’s ADRs on the New York Stock Exchange was 28 December 2007. Following the delisting, Stora Enso is maintaining an ADR facility, and its ADRs are traded over-the-counter (OTC) in the USA in the International OTCQX. Stora Enso’s ordinary shares will continue to trade on the OMX Nordic Exchanges in Helsinki and Stockholm. This notice is being published pursuant to the requirements of Rule 12h-6(h) of the Exchange Act in order to alert US investors who have purchased Stora Enso’s ADRs about Stora Enso’s intended exit from the Exchange Act registration and reporting system.

Upon the filing of Form 15F, Stora Enso’s reporting obligations under the Exchange Act are immediately suspended and the deregistration will become effective 90 days later unless Form 15F is withdrawn by Stora Enso before then or the SEC delays the deregistration process. Stora Enso reserves the right to withdraw the Form 15F for any reason prior to its effectiveness.

Stora Enso will continue to publish its Annual Report and Accounts and other documents and communications in accordance with Exchange Act Rule 12g3-2(b) in English on its website www.storaenso.com.

For further information, please contact:

Hannu Ryöppönen, Deputy CEO and CFO,

tel. + +44 20 7016 3114

Kari Vainio, EVP, Corporate Communications,

tel. +44 7799 348 197

Keith B. Russell, SVP, Investor Relations,

tel. +44 7775 788659

Ulla Paajanen-Sainio, Vice President, Investor Relations and Financial Communications,

tel. +358 40 763 8767

www.storaenso.com

www.storaenso.com/investors

Stora Enso is an integrated paper, packaging and forest products company producing newsprint and book paper, magazine paper, fine paper, consumer board, industrial packaging and wood products. Stora Enso’s sales totalled EUR 14.6 billion in 2006. The Group has some 44 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.5 million tonnes of paper and board and 7.4 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki and Stockholm.

Stora Enso Oyj
Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 7, 2008	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President, Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel